NOL

RECEIVED
2009 APR 28 A 10:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 April 2009

09045978

SUPPL

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Notice of Cessation of Substantial Shareholding by AXA S.A. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Enc

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (Substantial Shareholder's Interest) - 6Apr09.DOC

APL APL Logistics™

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Notice of Cessation Of Substantial Shareholding *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	06-Apr-2009 17:31:56
Announcement No.	00101

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	06-04-2009
2.	Name of Substantial Shareholder *	AXA S.A.

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

SEC Exemption No. 82-2605

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest — 03-04-2009
2. The change in the percentage level — From 5.05 % To 4.97 %
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — See attached correspondence from AllianceBernstein (Singapore) Ltd.
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — Series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	74,608,596
As a percentage of issued share capital	0 %	5.05 %
No. of shares held after the change	0	73,418,596
As a percentage of issued share capital	0 %	4.97 %

Footnotes

Please refer to the attached Notice from AllianceBernstein (Singapore) Ltd. and AXA S.A. Shareholding Summary Chart.

Computation of shareholding is based on NOL's issued shares of 1,475,169,115 (including Treasury Shares of 1,726,717) as at 6 April 2009.

Attachments

- Notice_from_AllianceBernstein_Singapore_6Apr09_AXA.pdf
- AXA_S_A_Shareholding_Summary_Chart_3Apr09.pdf

Total size = **76K**
(2048K size limit recommended)

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SEC Exemption No. 82-2605

NOL
- 6 APR 2009
Gp Legal/Sec.

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 6273 1697

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	6th April 2009
2. Name of <u>Substantial Shareholder</u>:	AXA S.A .
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

□ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

√ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

SEC Exemption
No. 82-2605

PART II – NOT APPLICABLE

1. Date of change of interest:

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:
No. of shares which are the subject of this notice: As a percentage of issued share capital:
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:
No. of shares held after the change: As a percentage of issued share capital:

PART III

1. Date of change of interest:	(03/04/2009)
2. The change in the percentage level:	From 5.05% to 4.97%
3. Circumstance(s) giving rise to the interest or change in interest:	AXA S.A. is deemed to have an interest in 73,418,596 shares in Neptune Orient Lines Limited through its affiliates, AllianceBernstein L.P. ("ABLP") and AXA Rosenberg Investment Management Asia Pacific Ltd ("ARIMAP"). The holding represents shares held at ABLP and ARIMAP and owned by discretionary managed client accounts whereby ABLP and ARIMAP are entitled to exercise voting and/or disposal rights to these shares.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

SEC Exemption
No. 82-2605

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		74,608,596
As a percentage of issued share capital:		5.05%
No. of shares held after the change:		73,418,596
As a percentage of issued share capital:		4.97%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4612
(b) #Name of contact person:- Tan Sok Hoon, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Tan Sok Hoon

Designation (if applicable): Compliance Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA SA

Date: 6th April 2009

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

SEC Exemption
No. 82-2605

AXA S.A.
SUBSTANTIAL SHAREHOLDING IN NOL SHARES
SUMMARY OF DEEMED INTEREST
EFFECTIVE 3 April 2009



AXA S.A.
Deemed Interest
73,418,596 NOL shares
(4.97%)
ABHLP, ABCD, AXAFI, AXAFS, AXAAH, AXAEL & OP
Deemed Interest
ABLP
73,360,596
(4.97%)
ARIMAP
58,000 NOL shares
(0.00%)

SEC Exemption
No. 82-2605

ACRONYMS USED IN CHART

ABHLP	:	AllianceBernstein Holding L.P.
ABCD	:	AllianceBernstein Corporation of Delaware
AXAFI	:	AXA Financial, Inc.
AXAFS	:	AXA Financial Services, LLC
AXAAH	:	AXA America Holdings, Inc.
AXAEL	:	AXA Equitable Life Insurance Company
OP	:	Oudinot Participations
ABLP	:	AllianceBernstein LP
ARIMAP	:	AXA Rosenberg Investment Management Asia Pacific Ltd

NOL

15 April 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made two announcements in relation to:-

(1) NOL's 40th Annual General Meeting held on 15 April 2009 at 10.30 am. and Re-appointment of NOL Audit Committee Members; and

(2) Update on the Company's Cost Saving Targets.

Attached are copies of the announcements for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(AGM Results & Update on Cost Saving Targets) - 15Apr09.DOC

APL | APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	15-Apr-2009 12:37:15
Announcement No.	00031

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL's 40th AGM held on 15 April 2009 and Re-appointment of NOL Audit Committee Members
Description	Attached is the Company's announcement on the above.
Attachments	Announcement_on_AGM_15Apr09.pdf Total size = **25K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

NEPTUNE ORIENT LINES LIMITED

NOL'S 40TH ANNUAL GENERAL MEETING ("AGM") HELD ON 15 APRIL 2009 AT 10.30 A.M.

Pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Board of Directors of Neptune Orient Lines Limited ("the Company" or "NOL") wishes to announce that at the 40th AGM of the Company held on 15 April 2009 at 10.30 a.m., all the Resolutions as set out in the Notice of AGM dated 30 March 2009, and put to the meeting, were duly passed.

The Company wishes to highlight shareholders' approval of the following items at the AGM:

Re-election of Board Members

The following Board members, who were subject to re-election, were re-elected at the AGM and re-appointed as members of the NOL Board Committees reflected against their names:

Name of Director	Committee
Mr Peter Wagner*	Audit Committee Enterprise Risk Management Committee
Dr Friedbert Malt* *Vice Chairman*	Executive Committee Executive Resource & Compensation Committee
Mr James Connal Scotland Rankin*	Executive Resource & Compensation Committee *(Chairman)* Nominating Committee
Mr Bobby Chin Yoke Choong*	Nominating Committee *(Chairman)* Audit Committee
Mr Ronald Dean Widdows *Group President & CEO*	Executive Committee Approval Committee
Mr Boon Swan Foo+	Executive Committee Executive Resource & Compensation Committee

* Independent Director

\+ Independent Director, except in relation to transactions involving the Temasek Group

2. Re-appointment of NOL Audit Committee Members

Pursuant to Rule 704(8) of the SGX-ST Listing Manual, the Board of Directors of NOL wishes to announce that with the re-appointment of Messrs Peter Wagner and Bobby Chin Yoke Choong, who are Independent Directors, as Members of the NOL Audit Committee at the Company's AGM held on 15 April 2009, the NOL Audit Committee will comprise Messrs Christopher Lau (Chairman), Robert Holland, Jr, Peter Wagner and Bobby Chin Yoke Choong.

By Order of the Board

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

15 April 2009

SEC Exemption
No. 82-2605

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	15-Apr-2009 20:42:17
Announcement No.	00144

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	UPDATE ON THE COMPANY'S COST SAVING TARGETS
Description	At today's NOL Annual General Meeting, the Group President and CEO provided an update to shareholders on cost saving and mitigation targets that the Company has set in motion. A copy of the relevant powerpoint slide is attached.
Attachments	Costs_1.pdf Total size = **45K** (2048K size limit recommended)

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Continue to Implement Multiple Initiatives to Cope With These Challenging Times

Other initiatives are also set in motion which could reap another US$250 – US$300 million in additional cost savings, resulting in total cost savings of US$500 – US$550 million for the year. Further cost saving initiatives are still being considered.


Variable cost
Bunker
Fixed cost
G&A

- Lay up capacity in trade lanes
- Renegotiating contracts and fees with service providers

- Downcycle hedging policies using more options

- Off-hiring of vessels
- Returning expired charters
- Renegotiating charter contracts
- Negotiating for later delivery dates of newbuilds
- Rationalised capex plan

- Centralisation of processes

Total Cost Structure Example

NOL